Exhibit 4.12

MEMORANDUM OF UNDERSTANDING

Be it known by this private document, the Memorandum of Understanding (hereinafter, the MOU) executed by an between:

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GILAT NETWORKS PERU SA, identified with RUC No. 20600386442, with domicile at Av. Carlos Villarán 140, Piso 12 Torre A, La Victoria, Lima, represented by Arieh Rohrsatock, identified with C.E. N° 000105760, according to powers of attorney registered under the record N° 13431090 of the Public Registry of Corporations of Lima and Yveth Romero Guía, identified with DNI N° 41358105, according to powers of attorney registered under the Record N° 13431090 of the Public Registry of Corporations of Lima who shall be referred hereinafter as GILAT; and

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AMTRUST INSURANCE SPAIN, SL, identified with RUC No. 20563308525 with domicile at Calle Monterrosa 233, Oficina 501, Chacarilla del Estanque, Santiago de Surco, represented by Alfredo Eloy Gastón Llosa Carrión, identified with DNI 07274757, and Miguel Pascual Alvarez identified with Spanish Passport No. PAA990396, who shall be referred hereinafter as AMTRUST.

Both parties represent they have freely entered into this MOU and make themselves subject by to its terms, clauses and conditions as follows:

FIRST.-BACKGROUND

1.1.
GILAT is a company incorporated in Peru, registered before Lima’s Public Registry of Corporations. GILAT is engaged in the execution of telecommunication projects tendered by Peruvian Government’s entities.

1.2.
GILAT has been awarded the Buena Pro of tender processes summoned by the Fondo de Inversión en Tslecomuniaciones – FITEL (dependent of the Telecommunications and Transports Ministry), consisting on the implementation of broad bands for an integral connectivity in the cities of Cusco, Apurímac, Ayacucho and Huancavelica. The terms and conditions of the obligations GILAT has assumed are specified in the contracts executed between GILAT and FITEL, which are scheduled to this MOU as Annex 2.

1.3.
FITEL has paid sums in advance to GILAT for the contracts of Apurimac, Ayacucho and Huancavelica. Such funds are held in Bank Accounts No. 1236659-001 (Peruvian Soles) y 1236659-002 (US Dollars) of Banco GNB. AMTRUST, through a fronting operation by a Peruvian company authorized to issue payment bonds, has issued payment bonds in favor of GILAT for the sums paid in advance for such contracts.

1.4.
To guarantee the fulfilment of its obligation in the Cusco contract before FITEL, AMTRUST will issue via a fronting operation of a Peruvian insurance company, two payment bonds to be held by GILAT in favour of FITEL for the sums of US$37’939.650.00 and US$10´839.900.00, to back the sums paid and received in advance, as well as for its faithful compliance, respectively. Both payment bonds (advance and faithful compliance) sum up US$48’779,550.00

1.5.
AM TRUST through Rimac Seguros y Reaseguros will issue the Faithful Compliance and Advance payment bonds that GILAT must present to FITEL. The terms and conditions in which the payment bonds will be issued by AMTRUST are scheduled to this MOU as Annex 1.

1.6.	The parties acknowledge that the conditions afore-mentioned and the agreements of this MOU will apply to the payment bonds issued by AMTRUST to GILAT in Peru.

SECOND.- PURPOSE OF THE MOU

2.1.
By means of this MOU, GILAT and AMTRUST agree to be bound by the terms and conditions of this MOU in relation to the Advance and Faithful Compliance payment bonds issued, and to be issued, by AMTRUST, as well as the applicable default procedure. The default procedure to execute the payment bonds that AMTRUST will issue is set-forth in the next clause.

2.2.
In accordance with the previous paragraph, GILAT shall, without any exception whatsoever, transfer all and any sum received from FITEL, including the sums paid in advance for the execution of the aforementioned projects, to the bank accounts No. 1236659-001 (Peruvian Soles) y 1236659-002 (US Dollars) of Banco GNB.

2.3.
GILAT obliges to irrevocably instruct Banco GNB to transfer all and any sums received as payment or advance payment by Fitel to bank accounts No. 1236659-001 (Peruvian Soles) y 1236659-002 (US Dollars), which will be the only bank accounts held by GILAT in Banco GNB, which will likewise be the only bank accounts held by GILAT in the Peruvian financial system in order to receive amounts paid by FITEL. It is clearly established that the funds accredited in such accounts will only be released with a previous written and signed authorization from AMTRUST officers, Mr. Alfredo Llosa Carrión, identified with ID N° 07275747, with domicile at Calle Monterosa 233, Office 501, Chacarilla, Santiago de Surco, and Mr. Miguel Pascual Alvarez, identified with Spanish Passport No. PAA990396, with domicile at Carretera de la Coruña km. 23,200 Edificio Las Rozas 23 28290 – Las Rozas (Madrid), jointly with the representatives appointed by GILAT. GILAT obliges itself to fulfill this obligation within the next business day of executing this MOU. The instruction letter that GILAT will send to Banco GNB according to what is established in this paragraph must be done with the express character of irrevocable. AMTRUST will retain absolute freedom to unilaterally replace its appointed officers directly, in which case GILAT will authorize them before the Bank.

2.4.
Likewise, in a period not longer than a business day after executing this MOU,GILAT shall inform FITEL that every payment or advance payment due by virtue of the contracts executed by them must be transferred to the aforementioned bank accounts. In said communication, GILAT must instruct FITEL that in case a request is made by GILAT for FITEL to wire the payments and/or payments in advance into any other account than the ones previously referred-to, such request must be made known to AMTRUST and its attorneys, since failure to do so will render the request as null and FITEL must continue to wire the sums into the bank accounts aforementioned. In any case, if GILAT requests to wire the payments and/or payments in advance into a bank account different than the aforementioned bank accounts in Banco GNB, such request will be considered as a default subject to the procedure set-forth in the following clause.

2.5.	GILAT will request AMTRUST authorization in order to initiate any business in Peru different to those mentioned in this MOU, until the risk undertaken by AMTRUST is terminated.

2.6.
Its expressly agreed that GILAT acknowledges and accepts that AMTRUST will not authorize any withdrawal of funds from the accounts aforementioned, if as a result of such the remaining balance in the account is lower than the nominal sum of the ongoing exposure of the payment bonds by AMTRUST, issued by virtue of the contract executed between GILAT and FITEL for the Cusco region.

THIRD.- DEFAULT PROCEDURE

3.1.
The execution of any of the payment bonds issued by Rimac Seguros y Reaseguros, as a fronting of AMTRUST, will be considered as a default event of GILAT. Likewise, a default by GILAT on any of its contractual obligations before FITEL –as well as any event that AMTRUST may consider a default- in any of the contracts executed with said entity for the broadband projects of Apurimac, Ayacucho, Huancavelica and/or Cuzco, will be considered as a default of this MOU.

3.2.
A default will also be configured if GILAT requests the opening of another bank account in order to receive funds wired by FITEL in any financial institution, and also if it requests FITEL to wire the sums into any other account in Banco GNB.

3.3.
In case of default by GILAT, the bank accounts aforementioned will be administered only by AMTRUST, according to the instructions issued by their representatives to the Banco GNB; in which case, the consent or instructions of GILAT will no longer be necessary for the administration of such accounts, nor for the withdrawal of its funds. Therefore, by virtue of GILAT’s default, AMTRUST may –at its own criteria- withdraw funds and/or wire out any and/or all of the funds accredited in the Bank Accounts at Banco GNB.

3.4.
In order for Banco GNB to acknowledge GILAT’s default and act according to the procedure established in the previous paragraphs, a communication by AMTRUST to Banco GNB expressing that a default event has arisen will suffice; such communication may be by email or letter without confirmation of reception and must not necessarily accredit the existence of the default event.

FORTH.- CONFIDENTIALITY

4.1.
The parties represent and warrant that they will perform their best efforts to execute this MOU according to the good faith and common intention of the parties’ rules of article 1362° of the Civil Code.

4.2.	The parties have the duty to collaborate, which must be met with the maximum efforts when performing the compromised activities and/or obligations.

FIFTH.- GOVERNING LAW AND CONFLICT RESOLUTION

5.1.
Any dispute, claim, conflict of interest or legal uncertainty which may arise between the Parties in relation to the execution, validity, interpretation and/or execution of this MOU, shall be settled amicably between them. In this sense, each of the Parties, either directly or through a representative, and in a period not longer than thirty (30) days, will seek a peaceful resolution of the dispute. This period is not renewable and its accrued since the moment in which one of the parties informs its decision to use this mechanism to the other.

5.2.
If the parties fail to reach an agreement in the manner and within the period mentioned, the matter will be resolved in a Law Arbitration, by a tribunal comprised of three (3) members that must be lawyers registered at the Bar Association.  The arbitration will be administered according to the Reglamento de Arbitraje del Centro de Arbitraje de la Cámara de Comercio de Lima (hereinafter, the “Centro”), and by the Centro. The arbitration will be held in Lima, capital of the Republic of Peru, in Spanish language and according to Peruvian Law.

5.3.	The arbitration tribunal shall be comprised as follows:

a)	Each party shall appoint an arbitrator, and the arbitrators appointed by each of the parties will appoint the third arbitrator, who will act as President of the Tribunal.
b)
In case one of the parties does not appoint its arbitration within fifteen (15) calendars days accrued since the one of the parties expressly informed the other of its will to initiate the procedure, the Centro will appoint the arbitrator.

c)	Likewise, in case the two appointed arbitrators fail to appoint the third arbitrator within fifteen (15) calendar days of the last acceptance of them, the Center will appoint the third arbitrator.

5.4.
The Law Arbitration will be held in the city of Lima and its duration will not exceed ninety (90) calendar days since the date of the installation of the Arbitration Tribunal to the issuance of the award, unless all the involved parties accept the renewal of such period.

5.5.	The award issued by the Arbitral Tribunal shall be final and binding.

5.6.	The expenses of the process shall be assumed equally by both parties.

5.7.	Likewise, the parties grant jurisdiction to the Arbitration Tribunal to assess the implementation stage of the award, with all of the constraints that the civil and procedure law grant a civil judge.

5.8.
In case any of the parties decides to file an annulment remedy against the arbitration award before the Peruvian Poder Judicial, first it must constitute a payment bond in favor of the other party, issued by a Peruvian first level bank, for an amount ordered to paid in the award, which will be executable in case such remedy is declared unfounded in a definitive resolution. Such payment bond must be valid for as long as the procedure is ongoing and for at least three (3) months after its end. In this case, the parties hereby expressly make themselves subject to the jurisdiction of the Judges and Tribunals of Lima, waving any other jurisdiction they may be subject to.

SIXTH.- DOMICILES

6.1	For purposes of this Contract, the parties reaffirm the domiciles stated in the introduction of this document, in which they will be served with all the communications pertaining to this MOU.

6.2
Any change of the domiciles must be communicated to the counterparty by notarial letter with an anticipation not minor to 5 business days for the effective date of domicile change; in which case the new domicile must be situated within Lima urban city. The reception of the communication of change of domiciles will give merit to the communications sent prior to that date.

SEVENTH.- DOMICILES

7.1
Modification of Terms: This MOU cannot be modified unless by a written addendum executed by and between both parties. Unless otherwise expressly agreed, any modification to the terms of this MOU will have effect from the date in which such modification is duly executed by the representatives duly authorized of such Parties.

7.2
Titles and Headings: The titles at the beginning of each paragraph, clause, section of this MOU are only for referral and convenience purposes and do not pretend to be inclusive, definitive or influence in any way the construal, meaning, content or scope of this MOU.

7.3
Partial Nullity: If any section, clause, or provision of this MOU is declared invalid, void or unenforceable by judicial or competent government authority, it shall not affect the validity or enforceability of the rest of the Contract or any other paragraph, clause, section or provision hereof which shall remain in full force and effect. In such cases, the Parties agree to remedy any empty or omission though a complementary addenda within thirty (30) calendar days from the notification of the arbitral decision or statement by the competent government authority that declares the paragraph, clause, section or Annex void or unenforceable.

7.4
No-waiver: If either party does not uphold its rights or faculties under this Contract, such failure shall not constitute a waiver of such term or condition, and will not affect the right of the Parties to claim to the competent authorities at any time.

7.5
Language: This Agreement has been negotiated and written in Spanish. Any translation is for reference only and shall not bind the Parties, prevail in any case, the Spanish version. The Party that requires the translation shall cover the cost.

7.6	Assignment: The parties may not assign this MOU or its rights or obligations under it without the previous express consent of the other Party.

Executed in the City of Lima, in the 28th day of December, 2015, en two copies of the same legal value.

ADDENDUM TO THE MEMORANDUM OF UNDERSTANDING

Be it known by this private document, the Addendum to the Memorandum of Understanding (hereinafter, the MOU) executed by an between:

GILAT NETWORKS PERU SA, identified with RUC No. 20600386442, with domicile at Av. Carlos Villarán 140, Piso 12 Torre A, La Victoria, Lima, represented by Arieh Rohrstock , identified with CE 000105760 , and Yveth Romero Guía, identified with DNI 41358105, according to powers of attorney registered under Record 41358105 of Lima and Callao Registry of Corporations, who shall be referred hereinafter as GILAT; and

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AMTRUST INSURANCE SPAIN, SL, identified with RUC No. 20563308525 with domicile at Calle Monterrosa 233, Oficina 501, Chacarilla del Estanque, Santiago de Surco, represented by Alfredo Eloy Gastón Llosa Carrión, identified with DNI 07274757, and Miguel Pascual Alvarez identified with Spanish Passport No. PAA990396, who shall be referred hereinafter as AMTRUST.

Both parties represent they have freely entered into this MOU and make themselves subject by to its terms, clauses and conditions as follows:

FIRST.-BACKGROUND

1.1.
On 28 December 2015, GILAT and AMTRUST entered into a Memorandum of Understanding (hereinafter the MOU) by which they agreed the terms and conditions in relation to the Advance and Faithful Compliance performance bonds issued, and to be issued by AMTRUST, as well as the applicable default procedure.

SECOND.-PURPOSE OF THE ADDENDUM

2.1.	The parties agree that in order to make the appropriate precisions to the MOU, clauses 1.4 and 3.1 should be modified according to the following:

“1.4         To guarantee the fulfillment of its obligation in the Cusco Contract before FITEL, AMTRUST will issue via a fronting operation of a Peruvian insurance company, two payment bonds to be held by GILAT in favor of FITEL for the sums of US$37´939.650.00 and US$10´839.900.00, to back the sums paid and received in advance, as well as for its faithful compliance, respectively.

Both payment bonds (advance and faithful compliance) sum up US$48´779.550.00 (the “Cusco Project”).

In consideration for the issuance of the Cusco Project bonds, GILAT shall pay AMTRUST the amounts set out in Annex 3 hereto”

“3.1           The calling execution of any of the payment bonds issued by Rimac Seguros y Reaseguros, as a fronting of AMTRUST, will be considered as a default event of GILAT. Likewise, a default by GILAT on any of its contractual obligations before FITEL (unless such is remedied by GILAT prior to calling of the payment bonds issued by AMTRUST)- as well as any event that AMTRUST may consider a default – in any of the contracts executed with said entity for the broadband projects of Apurimac, Ayacucho, Huancavelica and/or Cuzco, will be considered as a default of this MOU”

THIRD.- OTHERS

The parties ratify the validity of the clauses set forth in the MOU that does not oppose to the ones herein.

Executed in the City of Lima, in the 28th day of January 2016, in two copies of the same legal value

GILAT NETWORKS PERU SA,

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Name:
Position:
Date:

AMTRUST INSURANCE SPAIN, SL

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Name:
Position:
Date: